Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 1, 2025

TO THE PROSPECTUS DATED APRIL 11, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the amended and restated Credit Agreement.

Amended and Restated Credit Agreement

The following disclosure is added to the end of the section of the Prospectus entitled “Selected Information Regarding our Operations—Information Regarding our Indebtedness—Credit Facility.”

On September 26, 2025, we amended and restated the Credit Agreement to increase the aggregate commitments to $665 million, consisting of a $440 million Revolving Facility and a $225 million term loan facility (the “TL Facility”), with a $135 million accordion feature that may increase the aggregate commitments to up to $800 million. The Revolving Facility and TL Facility will mature on September 26, 2028, subject to two one-year extension options held by the Operating Partnership, which include the payment of an extension fee of 0.125% of the aggregate commitment of the respective facility extended. Loans outstanding under the Revolving Facility and TL Facility bear interest, at the Operating Partnership’s option, at either an adjusted base rate or a SOFR rate, plus an applicable margin. For the Revolving Facility, the applicable margin ranges from 0.30% to 0.90% for borrowings at the base rate and 1.30% to 1.90% for borrowings at the SOFR rate based on the total leverage ratio of the Operating Partnership and its subsidiaries. For the TL Facility, the applicable margin ranges from 0.25% to 0.85% for borrowings at the base rate and 1.25% to 1.85% for borrowings at the SOFR rate based on the total leverage ratio of the Operating Partnership and its subsidiaries. Additionally, for the Revolving Facility, there is an unused fee that ranges from 0.15% to 0.25% based on the usage ratio of Revolving Facility commitments.

VGN-NREIT-1025P